Luxury Home Rental

Rental Agreement

6446 Deep Dell Pl Los Angeles, CA 90068 United States

For

Clubhouse Media Group Inc.

On

3/15/2021 - 6/15/2021

Guest's Initials: TS

PLEASE READ THE FOLLOWING BOOKING TERMS & CONDITIONS CAREFULLY AND ENSURE THAT YOU UNDERSTAND THEM FULLY

THIS RENTAL AGREEMENT (this "Agreement") entered into as of: **3/4/2021** by and between the Guest (as defined below) and Manager (as defined below) for the rental of the property located at: **6446 Deep Dell Pl Los Angeles, CA 90068 United States** (the "Property") from **3/15/2021 - 6/15/2021** (the "Rental Term").

1. **The Parties:** As used in this Agreement, "Guest" refers collectively to: **Clubhouse Media Group Inc.** as guest and all approved occupants and such additional persons occupying the Property during the Rental Term, which the number of overnight Guests shall not exceed a total of ten **(10)** people as described more fully below. The person signing this Agreement as the Guest represents that he/she is authorized to do so on behalf of him/herself and all other Guests and such signature shall constitute acceptance of the terms and conditions of this Agreement on behalf of the Guest and every person in the Guest's party who will have access to the Property. As used in this Agreement, the "Manager" refers collectively as **Luxury Home Rentals by The Maimon Group** as the property manager of the Property.

2. **Conditions Precedent:** This Agreement shall not become binding upon the parties hereto until the Manager has received the Rental Fee (a defined below) and Security Deposit (as defined below), along with an executed copy of the Agreement, from the Guest. The Manager reserves the right to cancel the reservation with no refunds if (i) an executed copy of this Agreement, (ii) full payment of the Rental Fee, and (iii) full payment of the Security Deposit are not all delivered to the Manager prior to or upon the Guest's arrival at the Property.

3. **Rental Fee; Security Deposit; Payments:** As used in this Agreement, "Rental Fee" refers collectively to (i) the total rental fee for the Rental Term, (ii) pre- and post-occupancy cleaning fee, (iii) administrative fee, and (iv) any other applicable fees, all in the amounts set forth in the accompanying invoice provided to Guest concurrently with this Agreement (the "Invoice"), the terms of which are incorporated into this Agreement by reference. As used in this Agreement, "Security Deposit" refers to a security deposit in the amount set forth in the Invoice which shall be subject to the Cancellation Policy set forth hereunder and shall be payable by Guest in cash, cashier's check, via PayPal, or any other method approved by the Manager. The total amount due at check-in, as set forth in the Invoice, shall be paid via wire transfer to a bank account provided by Manager to Guest or via Airbnb, HomeAway, VRBO, or other designated rental website specified by Manager.

4. **Use of the Property**: Except as provided for hereunder,

A. Guest may not use the Property for any purpose other than that of a private residential stay by up to: Ten **(10)** people staying overnight. Additional overnight guests are prohibited unless otherwise agreed to in writing by the Manager and require an additional **$500** per person per night. Non-overnight visitors to the Property shall not exceed: Five (5) additional people, at any one time, unless otherwise agreed to in writing by Manager. Any additional visitors at the Property will result in a fine of **$500** per person per occurrence. Guest must inform and seek approval of Guests under the age of 14 prior to their arrival on the property.

B. Guest and those in the Guest's party (including visitors), hereby acknowledge that the property is subject to surveillance by patrol, and if paragraph 4(a) of this agreement is found to be violated, or if there is excess noise, Guest shall be notified and fined $200. If there is a second occurrence of a disturbance or violation of 4(a) during the stay, Guest shall be fined another fee of $400. If there is a third disturbance or violation of 4(a) during the stay, Guest and all visitors may be asked to leave the premises and the rental will be terminated due to a breach of this agreement.

C. Guest acknowledges that if surveillance suggests, and/or complaints indicate that there is a party on the property, or additional guests, it may result in manager, owner, or security visiting the property to inspect and/or regain possession of the premises if there is a breach of this agreement.

D. The Guest and those in the Guest's party (including visitors) shall not engage in any activity or practice that may be or become a nuisance or annoyance to the home, the Manager, occupants of nearby homes or that might invalidate any insurance policies effected on the Property. Guest shall not keep or have on the premises any article or thing of a dangerous, flammable, or explosive character that might substantially increase the danger of fire on the premises, or that might be considered hazardous by an insurance company, unless given prior consent by the manager and proof of adequate insurance protection is provided by the Guest to Manager.

E. Guest shall not bring any animals/pets to the Property unless otherwise agreed to in writing by the Manager. Unapproved animals/pets will result in a fine of **$1000/day** for the duration of the Rental Term. Guest shall not bring any exotic or dangerous animals onto the property.

F. Manager reserves the right, and Guest expressly consents, to immediately terminate this Agreement, evict Guest from the Property, and retain the full Rental Fee if (i) the number of people at the Property exceed the limits provided for herein, (ii) law enforcement is called to the Property for any reason related to Guest's occupancy of the Property, or (iii) neighbors to the Property file complaint(s) with law enforcement for excessive noise caused by Guest and/or those in Guest's party.

G. Manager may refuse entry into the Property to any people in excess of the amounts specified herein.

H. Online Bookings are preliminary bookings and are subject to approval and availability. Manager reserves the right to refuse service to anyone and may unilaterally cancel the booking.

I. **Guest shall not sub-lease the Property or assign this Agreement, without the express written consent of the Manager which may be withheld in Manager's sole and absolute discretion.**

J. ***Check-in time is 4PM PT and check-out time is 10AM PT. Upon Guest's request, Manager will endeavor to give an earlier check-in and/or a later check-out at no extra cost, if Manager is able to.***

K. The Guest shall be required to supply a photo or photocopy of his/her valid U.S. driver's license or passport and a credit card with a matching name.

L. For reservations over 28 days, Guest is responsible for paying the cost of utilities (gas, water, and power) for the duration of the Rental Term. Such costs will be deducted from the Security Deposit.

M. Payment is due every first day of the month with a 5 day grace period. If payment is not received within the first five days

of the month, a $100 late fee will be charged every day until payment is received.

N. GUEST VERIFICATION: I hereby authorize SafelyStay Inc., to verify my identity and check criminal databases in order to confirm my reservation. Complete terms regarding SafelyStay's guest verification can be found at www. Safely.ai/terms. You may contact Safely at concierge@@Safely.ai or go to www.Safely.ai if you have any questions.

O. TRUST AND SAFETY: The Safely Stay Inc., Trust and Safety Fee includes up to $10,000 of accidental coverage for contents damage and bodily injury. Complete terms regarding the Trust and Safety coverage can be found at safely.ai/ luxuryhomerental. The Trust and Safety Fee is refundable only if the reservation is canceled in writing at least twenty-four (24) hours prior to the arrival date. Any deductible or minimum claim amount will be the responsibility of the Guest, and The Maimon Group, dba Luxury Home Rental, will process using the form of payment on file for Guest.

P. Manager must Check and Initial Here if Applicable ▫________.

Q. LOCK OUT POLICY: If Guest inadvertently is locked out of the property and requires the assistance of management to regain access to the property, Guest will be charged a flat fee of $500.00 to regain entry.

R. INSURANCE: Manager and Guest shall each be responsible to maintain appropriate insurance for their respective interests in this agreement pertaining to the rental property. It is recommended that Guest purchase travel or vacation insurance to protect their interests during their stay at the rental property.

S. Safety Property Insurance: Manager may add a Safety Property Insurance Policy for $249 for three nights and under + $24.99 daily thereafter, if available and requested for this property.

T. Manager must Check and Initial Here if Applicable ▫________.

Guest's Initials: TS

5. Cancellation Policy: Cancellation Policy; No-Shows; Changes. Rental payments are refundable (less 30% of the total reservation rent and fees, which are non-refundable) for cancellations received 31 or more days before the first night of your reservation. No full or partial refunds will be granted for no-shows or if you cancel within 30 days of the first night of your reservation, arrive after the first night of your reservation, or depart before the last night of your reservation. No refunds or compensation will be given if the Property is unavailable (or if it is available but difficult to reach) for any reason outside of our control, including but not limited to adverse weather conditions, natural disasters, mechanical failures, acts of government agencies, or utility outages. We advise our guests to obtain appropriate travel insurance. In addition, for any unforeseen circumstance Company reserves the right to relocate guests to another similar property, cancel the stay, or issue a credit for a future stay. In the event the reservation is moved, changed or a future stay credit is provided, the reservation will not be eligible for cancellation or refund. If you do not book direct, and instead book through a third party, additional fees and refund and deposit policies may apply (but all other terms and conditions remain the same). Please review the policies of any third party booking sites prior to confirming your booking

6. Security Deposit: The Security Deposit shall be used to (i) guarantee payment for any default of the Rental Fee or any moneys owed to Manager by Guest hereunder; (ii) cover damages to the Property hereunder; and (iii) cover property damage, theft or loss of any household items, furniture, furnishings or equipment, any excessive soiling and staining of linens, or excessive utility charges (exceeding $250 per week), additional post occupancy cleaning (more than four (4) hours required) or for incidental services provided at Guest's request and approved by Guest before or during the Rental Term. The Security Deposit shall be returned within twenty-one (21) days after Guest's departure from the Property; except that, if it is verified that damage has been committed by Guest to the furnishings, finishes or other parts of the Property, and repairing and/or replacement such items shall take longer than 21 days, then Manager shall deduct a good faith estimate of the charges that will be incurred for such repairs and replacements and provide that estimate with an itemized statement when returning the Security Deposit. Security Deposit Statement shall contain all deductions for repairs as well as an administrative fee associated with administering the repairs.

7. Indemnification: Guest hereby agrees to indemnify, defend and hold harmless the Manager, its officers, directors, managers, members, shareholders, employees, representatives, agents and assigns from and against any and all damages, claims, losses, fees penalties, costs and expenses (including reasonable attorneys' fees), suffered, incurred or sustained by Manager resulting from or arising out of (i) Guest's breach of any representations, warranties or covenants hereunder; (ii) any loss or damage to the Property, personal injury or loss of life (including to Guest and/or those in Guest's party); (iii) Guest's use of the Property and its amenities, except to the extent that such may be the result of Manager's gross negligence or willful misconduct; or (iv) Guest's violation of any laws or statutes during the Rental Period.

8. Manager's Limitation of Liability; Release; Assumption of Risk:

A. The Manager does not accept any responsibility for the actions of the Guest or others in the Guest's party or given access to the Property by the Guest or for any consequences due to their actions. Guest and those in Guest's party are responsible for securing their own personal property, including jewelry and other valuables, as well as the Property, which includes locking all windows and doors while away. The Manager continually updates the Property on various websites, however, the Manager cannot be held liable for any information that has not been updated at the time of the reservation.

B. Guest acknowledges and understands that it is of the essence to this Agreement, and Guest hereby agrees on behalf of Guest, Guest's agents, and other third parties whether invited, uninvited, known or unknown (collectively "Releasing Parties"), that Guest and the other Releasing Parties do hereby unconditionally and irrevocably release and forever discharge Manager, its officers, directors, managers, members, shareholders, employees, representatives, agents and assigns, of all of the forgoing to the fullest extent permissible under law from and against any and all claims of personal injury, serious injury, and death, associated with the Property or actions occurring on or near the Property, as well as any consequential suits, costs, attorneys' fees, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether now known

or unknown, suspected or unsuspected, whether at Guest's instance or at the instance of any third party, and whether or not concealed or hidden (collectively, the "Released Claims") in any way directly or indirectly related to or arising directly or indirectly out of use of the Property, including without limitation: (i) whether such damage, injury, death, or loss be a direct, indirect, consequential, or otherwise, result from Guest's use of the Property including without limitation claims for any harm, loss, physical or mental injury, physical or mental illness, emotional distress, death, disability, disfigurement, loss or harm to Guest or Guest's property, or damage to person that Guest or any third party may suffer and any and all claims, demands, damages, costs, expenses and causes of action that Guest and the other Releasing Parties may now have or may hereafter have or suffer due to or in any way arising out of any act or omission of any Released Party; and/or (ii) Guest's own actions and/or the actions of the Releasing Parties; and/or (iii) any loss or damage to property and/or equipment; and/or (iv) the actions of any unrelated third parties invited by Guest or Releasing Parties; Guest and the other Releasing Parties hereby unconditionally and irrevocably agree that neither Guest nor the other Releasing Parties will sue or make any claim against Manager, its officers, directors, managers, members, shareholders, employees, representatives, agents and assigns with respect to the Released Claims.

C. Guest and the other Releasing Parties acknowledge that there is a possibility that subsequent to the execution of this Agreement, they will discover facts or incur or suffer claims which were unknown or unsuspected at the time this Agreement was executed, and which if known by them at that time may have materially affected their decision to execute this Agreement. Guest and the other Releasing Parties acknowledge and agree that by reason of this Agreement, and the release contained in the preceding subsections, Guest, on behalf of Guest and the other Releasing Parties, is assuming any risk of such unknown facts and such unknown and unsuspected claims. Guest has been advised of the existence of Section 1542 of the California Civil Code, which provides:

> **"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."**

Notwithstanding such provisions, this release shall constitute a full release in accordance with its terms. Guest and the other Releasing Parties knowingly and voluntarily waive the provisions of Section 1542, as well as any other statute, law, or rule of similar effect, and acknowledge and agree that this waiver is an essential and material term of this Agreement, and without such waiver Guest would not have been permitted to occupy the Premises hereunder. Guest, on behalf of Guest and the other Releasing Parties, hereby represents that Guest and they have been advised by their legal counsel, acknowledge and understand the significance and consequence of this release and of this specific waiver of Section 1542 and other such laws.

D. GUEST ACCEPTS AND ASSUMES THE ENTIRE RISK OF ANY LOSS, DAMAGE, INJURY OR DEATH TO GUEST OR ANY OTHER PERSON OR PROPERTY RESULTING FROM OR RELATING TO GUEST'S USE OF THE PROPERTY. FURTHERMORE, GUEST KNOWINGLY AND FREELY ASSUMES ALL SUCH RISKS, BOTH KNOWN AND UNKNOWN, EVEN IF ARISING FROM NEGLIGENCE OF THE PERSONS.

E. COMPLIANCE WITH REGULATIONS: Guest shall promptly comply with all laws, ordinances, requirements and regulations of the federal, state, county, municipal and other authorities. However, Guest shall not by this provision be required to make alterations to the exterior of the property or alterations of a structural nature.

F. FEES AND COSTS: If manager requires the services of an attorney to enforce any term of this agreement, or to collect any amounts due, or to evict the guest, Guest shall be liable to manager for reasonable attorney's fees and costs incurred by manager, including defending any actions by Guest where Guest does not prevail.

Guest's Initials: TS

9. Construction in the Property's Neighborhood: While Manager shall use commercially reasonable efforts to determine that there will be no construction or other continuing work in the neighborhood area adjacent to the Property that could disturb Guest's occupancy of the Property, Manager cannot guarantee that the neighborhood will be free from all such construction or disturbance. Despite Manager's commercially reasonable efforts in determining whether there is unforeseen construction or continuing work in the neighborhood area and/or adjacent to the Property, Guest acknowledges that construction can occur in any neighborhood without prior notice to area residents and Manager shall not be held liable for any such construction or failing to provide Guest with notice thereof.

10. Guest's Representations, Warranties and Covenants: Guest represents, warrants and/or covenants to Manager the following:

- Guest recognizes and acknowledges that specific furniture and furnishing items, landscaping and layout may vary from photographs of the Property.
- Guest acknowledges a Pool Heating Fee, which is $300 for initial set up and use, plus a daily fee of $100 per day the pool remains heated. Guest may not tamper with or touch the pool equipment, including but not limited to the pool heater, pumps, and filters.
- If the pool, hot tub, TV, DVD, stereo or other media equipment, air conditioning system or other mechanical device become inoperable, Guest shall promptly notify Manager, who will make reasonable efforts to correct any problems, but any such condition shall not change the terms of this Agreement or otherwise entitle the Guest to cancel the reservation or receive a reduction in the rental rate or a refund.
- Guest understands that child safety fencing is not provided in the Property.
- Guest must immediately notify Manager of fire or other damage such as water leaks.
- Guest will leave the Property upon departure in the same condition as at check-in or will be charged an additional cleaning fee.
- Guest shall be responsible and liable for the safety and acts of all Guests and others invited onto the Property by a Guest.

- Guest shall not play amplified music where the sound can be heard outdoors by the Property's neighbors after 9PM PT.
- Manager (or its cleaners, caretakers or designated repairpersons) may enter the Property at <u>any time</u> upon providing reasonable to Guest to make repairs and inspections.
- Guest shall cook only in areas of the Property specifically designated for cooking.
- Guest is responsible for all keys and upon checkout is to leave these items on the Property at the location where they were given to Guest. Guest will be charged a lock re-keying fee of **$850** for lost house keys and **$200** for lost garage openers.
- Smoking is not permitted anywhere on the Property except outside on the patio by the pool with ALL DOORS CLOSED. Any trace of smoking, or related paraphernalia will result in an additional cleaning fee of **<u>$500</u>**.
- Neighborhood construction or similar disruptive activity has been disclosed to Guest if known to Manager upon execution of this Agreement.
- Manager is not responsible for failing to disclose possible future neighborhood disruptions, which Manager was not aware of prior to entering into this Agreement.
- Manager is not responsible for a cancelled rental due to unforeseen circumstances including cancellation by the property owner for any reason. In which case, Manager reserves the right to relocated Guest to a substantially similar property at the same rental rate.
- Manager reserves the right to evict Guest, without delay, and any persons and others in their party who cause damage to the Property (including furnishings and other personal property on the Property) or who violate the law or act contrary to any of the terms and conditions set forth in this Agreement.
- Manager reserves the right to schedule showing of property with 24 hour notice.
- The Property is located in a residential area and Guest is strongly advised that excessive noise may disturb neighbors and result in law enforcement being called to the Property, all of which shall be grounds for immediate eviction and/or termination of this Agreement, in addition to other remedies described herein or prescribed by law or at equity.
- Any dissatisfaction of Guest with the climate, neighborhood, location or peculiarities of the Property are not grounds termination of this Agreement or for a refund of all or any part of the payments by Guest. Manager may, in its sole judgment, consider and grant refunds, in whole or in part, depending upon the nature of the circumstances involved and of Guest's grievances.
- **<u>NO PARTIES</u>**. Unauthorized parties, events, gatherings or other engagements not previously agreed to by the Manager in writing are grounds for immediate evicting and/or termination of this Agreement.
- Guest understands that the Property is under 24 hour video surveillance for Guest's protection as well as for the management of the Property. Any tampering with or disabling of the security system or cameras, or obstructing the view of a camera, will result in security visiting the Property immediately to restore view of the Property, immediate eviction and/or termination of this Agreement and forfeiture of the Security Deposit without advance notice.
- Guest agrees not to circumvent Manager by attempting to communicate, enter into transactions, or otherwise do business with the owner of the Property ("Owner"), including any of their representatives, either directly or indirectly, to book the Property directly with Owner, or otherwise benefit, either financially or otherwise, without Manager's prior written consent. Guest further agrees to promptly notify Manager of any attempt by Owner, or any representative(s) thereof, to circumvent Manager.

<u>Guest's Initials:</u> TS

11. Security, Tidiness and Damages: Guest shall leave the Property in the same condition of cleanliness as when Guest took occupancy. Additional maid service during the Rental Term, if requested by Guest, can be arranged at an additional charge of $30 per hour. Guest and those in Guest's party shall respect and ensure that the Property and all furniture, fixtures and effects are in maintained in good order and condition and shall promptly inform the Manager, or the Manager's staff, of any damage caused to the Property or its contents during the Rental Term. Guest shall incur all charges for any such damage, for any missing items, and for any additional post-occupancy cleaning necessitated by Guest's occupancy. Any time necessary beyond the usual expectation of four (4) hours of housekeeping will result in an additional cleaning fee minimum of $250. Guest shall place trash solely in the blue and black trash cans in the driveway. Any trash that cannot fit in the blue and black trash cans must be removed by Guest. The green trash cans are for garden debris only. If excessive trash (beyond what fits in the black and blue cans) is left on the Property, Guest shall be charged a trash removal fee of $500. Furniture may not be moved. If any furniture is moved and not returned to its original location, Guest shall be charged a $1000 furniture relocation fee.

12. Complaints: The Manager is not responsible for issues out of Manager's control such as the failure of the water supply, gas, electricity, telephone, pool filtration system, hot tub, air conditioning, heating, plumbing, television, WiFi, cable service, appliances, etc., though they will endeavor to arrange for these problems to be resolved upon notification. Any failure of the foregoing is NOT grounds for cancellation of the reservation by Guest or termination of this Agreement nor does any such failure entitle Guest to any refund or discount as a consequence of such occurrence. If Guest has any problem regarding the foregoing items in the home, during the Rental Term, Guest must notify the Manager immediately. Complaints filed after Guest vacates the Property shall not be taken into consideration.

13. Governing Law: This Agreement and any disputes arising under or related thereto (whether for breach of contract, tortious conduct or otherwise) shall be governed by the laws of the State of California, without reference to its conflicts of law principles. Any and all disputes, disagreements, controversies or claims arising of or relating to this Agreement, or the breach, termination, or invalidity thereof, shall first be settled through good faith and best efforts consultation between the parties. In the event the parties are unable to resolve their differences through consultation, the parties may bring an action in law or at equity in the state and federal courts located in Los Angeles County, California, which the parties agree shall have the exclusive jurisdiction to hear any disputes arising hereunder. In any such action, each party hereby irrevocably waives, to the fullest extent permitted by requirements of law, any objection that it may now or hereafter have to the laying of venue of any such action brought in such court

and any claim that any such action brought in such court has been brought in an inconvenient forum. Each party also agrees that any final, non-appealable judgment against a party in connection with any action may be enforced in any court of competent jurisdiction, either within or outside the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. The prevailing party shall be entitled to its reasonable attorney's fees and costs.

14. Assignments: Guest shall not assign this Agreement or any of its rights hereunder, or delegate any of its responsibilities, obligations or performance hereunder, in whole or in part, without Manager's written consent in each instance. Manager may assign this Agreement to any third-party upon written notice to Guest.

15. Miscellaneous: This Agreement may not be amended, changed or modified except by written instrument executed by the parties hereto. If any provision of this agreement is declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, that provision will immediately become null and void, leaving the remainder of the Agreement in full force and effect. Headings are inserted for the convenience of the parties only and shall not be interpreted to modify any provision of this Agreement. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement. This Agreement may be executed in one or more counterparts (including via facsimile or an electronic exchange of 'PDF' copies of signature pages hereto), which, taken together, shall constitute one and the same original document. This Agreement constitutes the entire agreement between the parties concerning its subject matter and supersedes all prior and contemporaneous agreements and understandings, whether written or oral, relating to its subject matter. Each party recognizes that this is a legally binding contract and acknowledges and agrees that they have had the opportunity to consult with legal counsel of their choice. Each party has cooperated in the drafting, negotiation and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such language.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Rental Agreement as of the date first written above.

The Maimon Group DBA, Luxury Home Rentals
PROPERTY MANAGER: TAL MAIMON
PHONE: (818) 430-3914

By: /s/ Tal Maimon

Name: Tal Maimon

Title: CEO

GUEST:

By: /s/ Mr. T. Sui

Name: ______________________

Email: ______________________

Phone: 646-580-3340

The Maimon Group
640 S San Vicente Blvd Ste 266
Los Angeles, CA 90048
http://www.themaimongroup.com/

LHR

Luxury Home Rental
by The Maimon Group

INVOICE

INVOICE # 1836
DATE 02/25/2021
DUE DATE 02/25/2021
TERMS Due on receipt

	DESCRIPTION	QTY	RATE	AMOUNT
Rental Fee	6446 Deep Dell Pl Los Angeles, CA 90068 United States 3/15-6/15 - DUE PRIOR TO CHECK-IN ON 3/15/2021	3	34,000.00	102,000.00
Cleaning Fee	DUE PRIOR TO CHECK-IN ON 3/15/2021	1	600.00	600.00
Deposit	Refundable Security Deposit - DUE UPON SIGNING	1	34,000.00	34,000.00

Wire/ACH Instructions:

BALANCE DUE **$136,600.00**

Wells Fargo
Account Name: The Maimon Group Inc
Routing (ACH) # 121042882
Routing (Wire) # 121000248
Account # [redacted]

IMPORTANT: Please reference your INVOICE# when sending payment.